ZHONE TECHNOLOGIES, INC.

7001 Oakport Street

Oakland, California 94621

January 10, 2008

VIA EDGAR

Ms. Inessa Kessman

Senior Staff Accountant

Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	Zhone Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006 filed March 8,
2007 and Form 10-Q for Fiscal Quarter Ended September 30, 2007

Dear Ms. Kessman:

Zhone Technologies, Inc. (“Zhone” or the “Company”) is in receipt of the Staff’s letter dated December 10, 2007, with respect to the above referenced Form 10-K and Form 10-Q filings. Zhone’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and Zhone’s response for each item below.

Form 10-K for the Fiscal Year Ended December 31, 2006

(1) Organization and Summary of Significant Accounting Policies, page 49

(j) Concentration of Risk, page 52

1. We note that during the year ended December 31, 2006 you sold $10.3 million of customer receivables to financial institutions on a non-recourse basis. Tell us how you considered paragraph 17 of SFAS 140. Please expand your disclosure as necessary.

Zhone response: During the year ended December 31, 2006, the Company sold $10.3 million of trade receivables of a selected limited number of customers to various financial institutions on a non-recourse basis that were serviced by the financial institutions. The sale of trade receivables met the criteria for a sale under paragraph 9 of SFAS 140 as the Company surrendered control over the transferred assets in exchange for cash. The Company reviewed the disclosure requirements under paragraph 17 of SFAS 140 and determined that the disclosure requirements were not applicable to these transactions.

Paragraph 17 of SFAS 140 requires disclosure when the following conditions exist:

a.	When collateral exists, either through the pledging of assets, acceptance of collateral or through repurchase agreements or securities lending transactions.

b.	If debt was considered to be extinguished under the provisions of FASB Statement No. 76, prior to the effective date of Statement 125.

c.	If assets are set aside solely for satisfying scheduled payments of a specific obligation after the effective date of Statement 125.

d.	If it is not practicable to estimate the fair value of certain assets obtained or liabilities incurred in transfers of financial assets during the period.

e.	For all servicing assets and servicing liabilities:

(1)	The amounts of servicing assets or liabilities recognized and amortized during the period

(2)	The fair value of recognized servicing assets and liabilities for which it is practicable to estimate that value and the method and significant assumptions used to estimate the fair value

(3)	The risk characteristics of the underlying financial assets used to stratify recognized servicing assets for purposes of measuring impairment

(4)	The activity in any valuation allowance for impairment of recognized servicing assets.

f.	If the entity has securitized financial assets during any period presented and accounts for that transfer as a sale.

g.	If the entity has retained interests in securitized financial assets at the date of the latest statement of financial position presented.

The Company determined that the disclosure requirements were not applicable to these transactions as follows: 1) there was no receipt or surrender of collateral related to these transactions as referenced in paragraph 17 (a); 2) 17(b) and 17(c) are not applicable to the sale of financial assets; 3) no assets (other than cash) were obtained or liabilities incurred, nor did the Company retain the servicing rights to the receivables in connection with the sale, and therefore 17(d) and 17(e) do not apply; 4) the receivables did not represent securitized financial assets as referenced in paragraph 17 (f) and 17 (g).

In the forthcoming Form 10-K for the fiscal year ended December 31, 2007, the Company will expand its disclosure pertaining to the sale of receivables as follows:

During the year ended December 31, 2006, the Company sold $10.3 million of customer trade receivables to financial institutions on a non-recourse basis in exchange for cash. The sale of the receivables did not represent a securitization, and there was no continuing involvement or interests in the receivables by the Company after the sale.

(k) Property and Equipment, page 52

2. We note your disclosure that the useful lives for laboratory and manufacturing equipment range from 10 to 30 years. Please tell us and quantify the equipment that has a useful life of 25-30 years. Tell us why you believe 25-30 years is appropriate. Refer to your basis in accounting literature.

Zhone response: The Company’s laboratory infrastructure equipment has an estimated useful life of 30 years. As of December 31, 2006, the net book value of the laboratory equipment with a useful life of 30 years was $1.5 million. This equipment consists of access infrastructure products used in Zhone’s research and development facility. Specifically, large scale class 5 telephone switches utilized by the Company’s research facility allows it to emulate a communications network with serving capacity equivalent to that supporting a city of 350,000 residents. The Company uses the facility to simulate customers’ networks and test interoperability of its products. From inception, the Company’s SLMS architecture was designed to interoperate with customers’ existing equipment, and allow customers to leverage their existing networks to deliver a combination of voice, data, and video service. The proven and reliable technology employed by the telephone switches is the same as those currently utilized by most large telephone companies and has been around for several decades. The Company believes the success of its SLMS products is in large part due to the interoperability features, which allow customers to continue to use their proven and existing technology and realize the benefit of their investments. In accordance with the Company’s understanding of ARB 43, the cost of equipment is required to be spread over the expected useful life in such a way as to allocate it as equitably as possible to the periods during which services are obtained from the use of the asset. The Company’s laboratory facilities and related infrastructure has been and will continue to be critical in supporting the Company’s core SLMS products and customers. The Company believes that a useful life of 30 years is a reasonable estimate of the equipment’s useful life. In addition, the Company continually evaluates depreciable lives for appropriateness as new facts and circumstances arise that may impact the Company’s estimates of useful lives.

(5) Debt, page 61

Secured Real Estate Loan, page 61

3. Tell us in detail how you considered EITF 96-19 regarding your December 2005 amendment to an existing loan with a financial institution relating to the financing of your Oakland, California campus.

Zhone response: The Company had an existing secured real estate loan with a financial institution which was due in April 2006. On December 31, 2005, the Company amended the loan whereby the following key changes were made: the principal amount was paid down from $31.1 million to $20.0 million; the maturity date was extended five years; the interest rate floor and margin rates were reduced; and the financial institution cancelled a $6.0 million letter of credit commitment. The Company incurred $0.1 million in fees payable to the creditor in connection with the amendment to the loan agreement.

EITF 96-19 requires that a substantial modification of terms of an existing debt instrument should be accounted for and reported as an extinguishment of debt. Under EITF 96-19, a modification is considered substantial if one of the following criteria is met:

a)	The present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.

b)	A modification or an exchange that affects the terms of an embedded conversion option from which the change in the fair value of the embedded option is at least 10% of the carrying amount of the original debt immediately prior to the modification.

c)	A modification that adds or eliminates a substantive conversion option at the date of the modification or exchange.

The Company determined that the amendment was not substantial as defined by the criteria in EITF 96-19 as follows:

1)	The present value of the cash flows under the terms of the new debt instrument was approximately 3% different from the present value of the remaining cash flows under the terms of the original instrument. The present value of the new debt instrument included an $11.1 million payment made by the Company to the creditor as part of the modification transaction.

2)	The original and amended debt instruments did not include an embedded conversion option and therefore criteria (b) and (c) did not apply.

Based on the Company’s analysis, it determined that the modification was not substantial and therefore the amendment to the debt was not treated as an extinguishment of debt. Accordingly, the Company capitalized the $0.1 million fees paid to the creditor for the amendment and is amortizing the fees paid over the term of the new debt.

Form 10-Q for the Fiscal Quarters Ended September 30, 2007

(3) Long-Lived Assets, Goodwill and Other Acquisition-Related Intangible Assets, Page 8

4. We note that in July 2007 you sold some of your previously impaired non strategic patents for a gain of $5.0 million, which was recorded within operating income. Tell us specifically when these assets were impaired and how you determined the amount of the impairment. In addition, tell us why you believe the gain on the sale of these assets should be classified in operating income versus in other income. Refer to your basis in accounting literature.

Zhone response: The Company acquired several patents through its acquisition of Paradyne Networks, Inc. in September 2005. The patent portfolio was valued at $10.1 million based on the expected proceeds to be received from the sale of such patents. In the fourth quarter of 2005, the Company performed an impairment analysis of its intangible assets. The Company determined that there was no impairment of these acquired patents based on expectations to sell the patent portfolio to an interested third party for consideration that would approximate the carrying value of the patents. In the second quarter of 2006, the Company sold some of the patents to this third party for $9.0 million resulting in a gain of $0.3 million after reducing the carrying value of the patent portfolio to zero. Although the entire patent portfolio was offered for sale, the third party only selected certain patents to purchase. Based on its unsuccessful efforts to sell the remaining patents in the portfolio, the Company determined that the remaining patents had minimal value and no future benefit was expected to be received and therefore, the carrying value of zero for the remaining patents was considered appropriate as of June 30, 2006. Over a year later, in the third quarter of 2007, the Company received an offer from the same third party to purchase most of the remaining patents in the portfolio for $5.0 million. The Company recorded the proceeds from this sale as a gain on sale of assets.

The Company has classified the gain as a component of operating income. The Company believes this is an appropriate classification as the patents pertained to product technology historically used in operations. As such, the amortization expense related to these patents had also been included in operating income. In addition, it is Zhone’s understanding that gains or losses from the sale of long-lived assets reported under FAS 144, paragraph 45 should be included in income from continuing operations and included in the subtotal of income from operations if such caption is presented.

(4) Inventories, page 8

Sale of Legacy Inventory and Other Assets, page 9

5. We note that upon the performance of certain obligations and delivery of the assets in the first quarter of 2007, you recognized a gain of $1.8 million that was recorded in cost of revenue. Tell us why you believe it was appropriate to record the gain in cost of revenue versus other income for the sale of assets.

Zhone response: The Company entered into an agreement to sell inventory and certain assets related to its iMarc legacy product line. The sale was not treated as discontinued operations as it did not represent a component of the entity. The Company recorded the gain associated with this transaction in cost of revenue as the value associated with the assets sold primarily pertained to iMarc raw material component inventory and product technology. It is Zhone’s understanding that under paragraph 86 of Concept Statement No. 6, gains and losses may be described or classified as operating vs. non-operating depending on their relation to an entity’s major ongoing or central operations. For example, the Concept Statement indicates that losses on writing down inventory are usually considered to be operating losses, and it is the Company’s understanding that gains or losses on inventory transactions should be reflected in cost of revenue to arrive at gross profit. In this case, the gain is the result of the sale of the iMarc product line and related inventory, and therefore the gain was classified in cost of revenue consistent with paragraphs 86 and 87 of Concept Statement No. 6. The Company has consistently followed this policy of classifying gains or losses on the sale of inventory and related assets within cost of revenue (e.g., in September 2005, the Company recorded a $0.4 million loss on the sale of inventory and related assets associated with its Sechtor/Arca-Dacs product line in cost of revenue). The Company does not consider these transactions to be revenue transactions since the inventory sold was primarily raw material component inventory and not finished goods inventory and therefore did not represent revenue transactions that were consistent with the Company’s major and ongoing operations.

General and Administrative, page 20

6. We note that your decrease in general and administrative expenses was the result of the reversal of certain contingent liabilities in the third quarter of 2007, the reversal of certain liabilities for the first quarter of 2007, and a favorable legal settlement in the second quarter of 2007. With regard to these specific items, tell us the specific dollar amounts related to these items. Tell us when these liabilities were recorded and why you believed they needed to be reversed during their respective reversal periods. In future filings, please quantify all items discussed in your results of operations.

Zhone response: During the third quarter of 2007, the Company reversed a $1.1 million contingent liability assumed through its acquisition of Sorrento Networks Corporation and recorded in July 2004. Sorrento was one of three parties involved in a pension settlement dispute and had recorded a liability based on its estimated portion of probable liability for the plan termination. On October 9, 2007, the Company learned that the Pension Benefit Guaranty Corporation (PBGC) had concluded that the Company was neither a contributing sponsor nor a member of the controlled group of the benefit plan. This determination was the triggering event that resulted in the reversal of this contingent liability as it was now considered less than probable and closer to remote under FAS 5 that Zhone would incur a liability related to this matter. Because this determination was made prior to the Company’s third quarter Form 10-Q filing, the Company considered this event to be a type I subsequent event and used this information in its assessment of the contingent liability as of September 30, 2007.

During the first quarter of 2007, the Company reversed $0.4 million of liabilities it had assumed through the acquisition of Xybridge Technologies, Inc. and recorded in February 2001 related to various equipment leases. Xybridge Technologies leased various equipment used in their operations including copiers, fax machines and computers. Several invoices from various vendors related to such leases were not paid pending resolution of questions the Company had on such invoices. Although the Company withheld payment for the invoices, the liabilities were not reversed due to probable claims from the vendors for payment of these invoices otherwise due under the existing lease agreements. During the first quarter of 2007, no claims for payment had been received and the statute of limitations for all of these invoices expired and as such, the related liabilities were reversed.

During the second quarter of 2007, the Company recognized a gain of $1.5 million pertaining to a favorable legal settlement with a construction vendor. The Company assumed certain liabilities related to services provided by this construction vendor through its acquisition of Tellium, Inc. in November 2003. Tellium had recorded liabilities for several invoices from this construction vendor, but was claiming adequate services were not performed by the vendor and litigation proceeded between the parties. During the second quarter of 2007, a favorable legal settlement was finally reached which fully extinguished the liabilities owing to this vendor, and the Company recorded the resulting gain from the reversal of these liabilities in the second quarter of 2007.

The Company will quantify to the extent practicable and material all items discussed in its results of operations in future filings.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Zhone response: In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from Zhone acknowledging the foregoing.

Please direct any comments or questions regarding the foregoing to the undersigned at (510) 777-7538. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
Zhone Technologies, Inc.

/s/ Kirk Misaka
Kirk Misaka
Chief Financial Officer

cc:	Latham & Watkins LLP
KPMG LLP

ANNEX A

Pursuant to the Staff’s letter dated December 10, 2007, to Zhone Technologies, Inc. (the “Company”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended September 30, 2007, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in the response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 10, 2008

/s/ Kirk Misaka
Kirk Misaka
Chief Financial Officer

/s/ Morteza Ejabat
Morteza Ejabat
Chief Executive Officer